SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 28, 2011
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)
Enclosed:
News Release

March 28, 2011
IVANHOE MINES ANNOUNCES 2010 FINANCIAL RESULTS
AND REVIEW OF OPERATIONS
Oyu Tolgoi copper-gold-silver project now in peak year of construction
SINGAPORE — Ivanhoe Mines Ltd. today announced its financial results for the year ended December 31, 2010. All figures are in US dollars unless otherwise stated.
HIGHLIGHTS
•	Full-scale construction of the first phase of the Oyu Tolgoi copper-gold-silver project in southern Mongolia is advancing toward the scheduled start of commercial production in the first half of 2013.

•	Key elements of the project, including the concentrator complex, are ahead of schedule at the end of the first quarter of 2011, in what will be the peak year of construction activity at the site.

•	The number of workers assigned to the Oyu Tolgoi site recently surpassed 7,000 for the first time. On-site jobs at Oyu Tolgoi are expected to peak at almost 14,000 in mid-2011, with an additional 3,700 Mongolians receiving skills training sponsored by Oyu Tolgoi.

•	The approved 2011 capital budget for Oyu Tolgoi is estimated at $2.3 billion. Principal components of the 2011 construction program include $561 million for the 100,000-tonne-per-day concentrator complex; $186 million for the initial mining fleet and to start pre-stripping of the Southern Oyu open-pit mine; and $713 million for project infrastructure, electrical power and completion of the process-water supply.

•	On December 8, 2010, Ivanhoe Mines and its strategic partner Rio Tinto reached a comprehensive agreement to provide funding for construction of the first phase of the Oyu Tolgoi mining complex. The full series of funding measures, including an interim funding facility from Rio Tinto and cash on hand available to Ivanhoe Mines, could increase to $6.5 billion the pool of development capital available to Ivanhoe Mines to bring Oyu Tolgoi into production and also to finance associated investments.
•	By the end of 2010, capital totalling $1.4 billion had been invested in developing Oyu Tolgoi. The Ivanhoe Mines-Rio Tinto Technical Committee has estimated that a further $4.5 billion in capital will be required from the beginning of 2011 through to the start of commercial production in 2013.

•	On February 3, 2011, Ivanhoe Mines successfully completed its strategic rights offering to shareholders that generated gross proceeds of $1.18 billion, to be used primarily to advance development of Oyu Tolgoi.

•	Ivanhoe Mines and Rio Tinto are working together to achieve a comprehensive project-finance package for Oyu Tolgoi of up to $3.6 billion, which the companies are targeting to have in place by the second half of 2011. The package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered. Other government credit agencies and commercial banks are expected to be added to the core group of lenders.

•	Rio Tinto has committed to provide Ivanhoe Mines with an initial, non-revolving interim funding facility of $1.8 billion to sustain Oyu Tolgoi construction while the project-finance package is being negotiated.
•	In exchange for its capital and commitments, Rio Tinto will have the right to a maximum ownership stake in Ivanhoe Mines of up to 49.0% until January 18, 2012. Rio Tinto’s current ownership in Ivanhoe Mines is approximately 42.1%.

•	On March 14, 2011, Ivanhoe Mines and BHP Billiton Ltd. announced that their joint venture has discovered a zone of shallow copper-molybdenum-gold mineralization approximately 10 kilometres north of Oyu Tolgoi. The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi mineralized system by an additional three kilometres to the north, to a total of more than 23 kilometres. The Mongolian government has issued a three-year pre-mining agreement for the Ivanhoe Mines-BHP Billiton joint venture.

•	On October 18, 2010, Ivanhoe Mines announced that Executive Chairman Robert Friedland was re-assuming the duties and title of Chief Executive Officer in a series of organizational changes, which included the establishment of the Office of the Chairman as part of an ongoing commitment to maximize shareholder value.

•	During 2010, Ivanhoe Mines’ 57%-owned subsidiary, SouthGobi Resources (SGQ:TSX, 1878:HK), shipped approximately 2.5 million tonnes of coal from its Ovoot Tolgoi Mine in southern Mongolia at an average realized selling price of approximately $35 per tonne. This was a major improvement over the 1.3 million tonnes of coal shipped in 2009 at an average realized selling price of $29 per tonne — and resulted in $79.8 million of revenue being recognized in 2010, compared to $36.0 million in 2009.

•	On September 30, 2010, Ivanhoe Mines’ 62%-owned subsidiary, Ivanhoe Australia (IVA: ASX, TSX), completed the acquisition of the Osborne Mine Complex, which includes a two-million-tonne per annum concentrator, infrastructure and tenements. Integration of the Osborne operation is expected to enable Ivanhoe Australia to commence production of molybdenum and rhenium from its Merlin Deposit, and copper and gold from other deposits, in 2012.

•	Ivanhoe Mines, through its 50% interest in Altynalmas Gold Ltd., is advancing the Kyzyl Gold Project in Kazakhstan, one of the world’s largest undeveloped gold projects. A definitive feasibility study is expected to be completed in Q2’11. Construction of a 1.5-million-tonne per year fluidized-bed roasting plant to process the project’s refractory ores is expected to begin later this year.

•	In 2010, Ivanhoe Mines expensed $218.6 million in exploration activities, compared to $177.1 million in 2009. In 2010, most of Ivanhoe Mines’ exploration activities were focused in Mongolia and Australia.

•	As at March 28, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.9 billion.

MONGOLIA
OYU TOLGOI COPPER-GOLD-SILVER PROJECT (66% owned)
Construction of Oyu Tolgoi complex progressing toward start of commercial production in the first half of 2013
The Oyu Tolgoi Project initially is being developed as an open-pit operation, with the first phase of mining planned to start at the near-surface Southern and Central Oyu deposits. A copper concentrator plant, related facilities and necessary infrastructure that will support an initial throughput of 100,000 tonnes of ore per day are being constructed to process ore scheduled to be mined from the Southern Oyu open pit. The ore will provide feed for the commissioning of the concentrator in advance of the planned start of commercial production of copper-gold-silver concentrate in the first half of 2013.
An 85,000-tonne per day underground block-cave mining operation also is being developed at the Hugo North Deposit, with initial production expected to begin in 2015. The throughput capacity of the concentrator plant is expected to be expanded when the underground mine begins production.
Fluor Corporation is in charge of overall Oyu Tolgoi program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure, such as roads, water supply, a regional airport and administration buildings. Current activities related to the phase-one concentrator are focused on finalizing the operational readiness plan. Detailed commissioning, operation and maintenance plans are being developed for all the components of the concentrator circuits. Representatives of various manufacturers and engineering groups are assisting with the preparation of the operational readiness plan.
Key and critical activities completed in 2010 and underway in early 2011 included:
•	Advancing contract negotiations for the supply and sale of copper-gold-silver concentrate to be produced from the project. Most of the concentrate initially is expected to go to major Chinese smelters.

•	The awarding of contracts to construct a 220-kilovolt electrical power line from Oyu Tolgoi to the Mongolia-China border. The plan is to initially import electrical power for the Oyu Tolgoi Project from Inner Mongolia, China, while an alternative source is developed within Mongolia, in accordance with terms of the Investment Agreement.

•	Conclusion of the competitive bidding process for the main infrastructure works, which include on-site infrastructure required to support mine operations and the 70-kilometre water pipeline to supply the concentrator.

•	Preparation of bidders’ packages for the 97-kilometre paved road from Oyu Tolgoi to the Mongolia-China border at Gashuun Sukhait, and the permanent domestic airport; contracts are expected to be awarded by end of Q2’11.

•	Ongoing work on the Shaft #2 headframe, which reached 40 metres of a total planned height of 97 metres by late Q1’11. Shaft-sinking work is planned to begin in September 2011. By late in Q1’11, construction of the shaft and ancillary facilities had reached 24.3% completion. The staging building, mine-dry and warehouse buildings were erected; mechanical and electrical installations will follow.

•	Construction of the concentrator building shell continued to advance, with more than 5,200 tonnes of steel erected by late in Q1’11. Within the process, crushing, and material-handling areas, more than 86,000 cubic metres of concrete have been poured. Shells for the SAG mills and ball mills, wrap-around motors and ball-mill heads were received on site. By late Q1’11, construction in the concentrator area was 23.6% complete and ahead of schedule.

•	Completion of excavations for facilities for the primary ore crusher and pouring of the base mat in March 2011.

•	Completion of excavation of the tailings-thickening ponds and pouring of initial concrete.

•	Completion of the 35-kilovolt on-site power distribution loop reached 90% by late Q1’11. Commissioning began of the 12-megawatt first stage of the diesel power station, which will provide interim construction power.

•	The steady growth of the site workforce resumed in March 2011 and the total now exceeds 7,000; approximately 5,500 are on-site each day, the balance are on leave. The long-term operations camp is being utilized as it is commissioned.

•	As of late Q1’11, a total of more than 10.8 million individual safe hours had been worked at the site without a lost-time incident.
Land-use permitting for Oyu Tolgoi’s process water pipeline, the permanent airport and roads and electrical power transmission lines is awaiting Mongolian Government approval. These approvals are expected in Q2’11.
$2.3 billion capital budget approved for ongoing construction in 2011
In December 2010, Ivanhoe Mines announced that a $2.3 billion capital budget had been approved for 2011 in what will be the peak year of construction activity on the first phase of the Oyu Project.
Principal elements of the 2011 construction program include:
•	$561 million for the copper-gold-silver concentrator, which will see complete enclosure of the building, completion of steel work for the overland ore conveyor, installation of one of four ball mills and installation of all materials-handling equipment in the pebble crusher.

•	$186 million to purchase the initial mining fleet of trucks, shovels and ancillary equipment, and to start pre-stripping of the Southern Oyu open-pit mine. The mining fleet will include 290-tonne trucks that will help to move an estimated 112 million tonnes per year of ore and waste — a 12% increase over an earlier plan.

•	$713 million for project infrastructure and electrical power, including completion of the central substation, completion of the process-water supply, completion of the truck maintenance shop and completion of phases one and two of the operations camp.

•	$211 million for ongoing underground mine development at the Hugo North Deposit, construction of the headframe on Shaft #2 and further sinking of Shaft #2, which are critical elements of the development of the block-cave mine planned to begin production in 2015.
In addition to the $2.3 billion capital budget, approval also was received for an additional $150 million budget for the 2011 Ulaanbaatar office operations, and $100 million for the second tax prepayment due to be made by June 30, 2011.
$3.5 billion in capital budgeted to reach start of concentrator commissioning in 2012
The 2011 project budget was approved after the Ivanhoe Mines and Oyu Tolgoi LLC boards and the joint Technical Committee reviewed current estimates of projected capital requirements through to project completion. The reviews included cash requirements from January 1, 2011, for the completion of the Southern Oyu open-pit mine; completion of the 100,000-tonne-per-day concentrator; and advancing construction on elements of the Hugo North underground mine, including the Shaft #2 headframe, sinking of Shaft #2, completion of final design and ongoing development of the underground mine.

Total capital required for phase one — from January 1, 2011, to the start of commissioning of the ore processing plant is projected to be $3.5 billion. This includes approximately $2.9 billion to complete construction of the Southern Oyu open-pit mine, processing plant and essential infrastructure, including electrical power, water, roads, a paved airport runway and Mongolian-designed passenger terminal; it also includes taxes and continued underground development of the phase-two Hugo North mine.
Capital required from January 1, 2011, through to completion of the phase-one, 100,000-tonne-per-day project in 2013 is expected to total approximately $4.5 billion.
The 2011-2013 estimate also includes a total of approximately $1 billion that has been allocated to cover: 1) Value-Added Tax payments to the Mongolian government ($377 million); 2) customs duties and other taxes ($104 million); 3) contingency allowances ($403 million); and 4) escalation allowances ($159 million). Individual contracts and sub-contracts also have built-in contingency and escalation allowances. By the end of 2010, capital expenditures on the progress of Oyu Tolgoi’s development totalled $1.4 billion.
2011-2013 capital estimates include almost $500 million toward development costs for phase-two Hugo North underground mine
The $4.5 billion phase-one capital costs projected between 2011 and 2013 include an allocation of $498 million, not including taxes and other associated costs, to continue ongoing development work on the Hugo North underground mine that will form the second phase of Oyu Tolgoi’s planned production.
One key item is the ongoing construction of the 31-storey-high Shaft #2 headframe and sinking of the 10-metre-diameter, concrete-lined shaft, planned to have a total depth of 1,335 metres below surface. Shaft #2 will be the first production shaft and the key personnel and materials shaft for the Hugo North block-cave mine.
Phase-one capital costs also will cover the underground lateral development program, geotechnical program and mine planning and expansion studies through to mid-2012. Final design of the underground mine is set for 2012, when decisions will be made about the mine’s optimum production rates.
Capital invested in phase-one construction to support future expansion
The engineering and construction stages have recognized the need to accommodate a major increase in ore processing capacity in the future while minimizing potential disruption to operations that will be underway at the time.
Wherever possible, Oyu Tolgoi has taken the opportunity to allow for expansion with minimal impact on operations. Oyu Tolgoi’s plans call for initial production of 100,000 tonnes of ore per day, which is expected to increase to between 150,000 and 160,000 tonnes per day when ore from the underground mine becomes available. To facilitate this expansion, Oyu Tolgoi is building a third reclaim tunnel that will increase the capacity to feed ore to the concentrator by 50% to 60% over the initial rate of production. To cater to future increased production, a pipeline has been installed that, with minor modifications, can supply water for processing up to 160,000 tonnes a day. Oyu Tolgoi also has allowed for expansion in the concentrator by adding space in the flotation area and installing other equipment to handle higher production rates. Studies examining options to process additional underground ore and stockpiled open-pit ore are ongoing.

Pre-stripping of open-pit mine expected to begin in August 2011
The open-pit operation is on schedule to begin pre-stripping over the Southern Oyu deposits in mid-2011. All operational-readiness activities currently are on schedule.
Final selection was made of the open-pit mining fleet, with purchase orders issued to international manufacturers. All major mining equipment has been secured in line with the open-pit pre-stripping schedule.
Underground development of Hugo North Mine proceeding to schedule
The development of the first lift of the underground block-cave mine at the Hugo North Deposit continued successfully during 2010. Lateral mine development on the 1,300-metre level at Hugo North is ahead of schedule, achieving an advance during 2010 of 3,781 metres — 113 metres ahead of the plan.
Raise-bore drilling for the first of two ventilation shafts near Shaft #1 continued through the lower fault zone. Progress continued through Q1’11, with raise pilot drilling from the 512-metre level to the 1,300-metre level. Engineering is continuing for the upgrade of the Shaft #1 hoisting system; one objective being to reduce the expected hoisting down-time below the planned 100 days.
Construction of the reinforced-concrete headframe for Shaft #2 progressed to plan during the winter, despite cold weather during November and December 2010. Earthworks backfilling progressed as weather permitted and pouring of concrete proceeded as planned.
The underground development from Shaft #1 is expected to connect with the bottom of Shaft #2 in early 2013 and production from the first lift of the Hugo North block-cave mine is scheduled to begin in 2015.
Landmark funding agreement between Ivanhoe Mines and Rio Tinto a key to full-scale construction of Oyu Tolgoi’s first phase
In December 2010, Ivanhoe Mines and Rio Tinto reached a comprehensive agreement covering a series of measures intended to provide funding to complete the accelerated, full-scale construction of the first phase of the Oyu Tolgoi Project. As part of the arrangements made pursuant to the agreement, Ivanhoe Mines is working with Rio Tinto to finance the Oyu Tolgoi Project in accordance with the Shareholders’ Agreement.
The full series of funding measures, including an interim funding facility from Rio Tinto and cash on hand available to Ivanhoe Mines, could increase to $6.5 billion the pool of development capital available to Ivanhoe Mines to bring the Oyu Tolgoi Project into full production and also to finance associated investments.
As part of the agreement, Rio Tinto committed to participate directly in Ivanhoe Mines’ $1.18 billion rights offering that was completed in February 2011. In addition, Rio Tinto agreed to work closely with Ivanhoe Mines to complete a major project-finance package that Ivanhoe Mines is negotiating with a group of international financial institutions, government credit agencies and commercial banks.
The terms of the expanded and renewed relationship between Ivanhoe Mines and Rio Tinto were established under a legally-binding Heads of Agreement that was approved by the Ivanhoe Mines Board of Directors and Rio Tinto’s Investment Committee.

The agreement arranged for Ivanhoe Mines to acquire funds for Oyu Tolgoi through a schedule of equity investments commitments by Rio Tinto, including Rio Tinto’s exercise of all of its rights under the Ivanhoe Mines’ rights offering.
Rio Tinto working with Ivanhoe Mines to complete international project-finance package of up to $3.6 billion
Ivanhoe Mines and Rio Tinto committed to work together to achieve a project-finance package for Oyu Tolgoi, which the companies are targeting to have in place by the second half of 2011. Ivanhoe Mines announced in 2010 that discussions were progressing with a group of international financial institutions on a proposed long-term, limited-recourse, project-financing package of up to $3.6 billion. The package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered. As discussions continue, other government credit agencies and commercial banks are expected to be added to the core group of lenders.
Final terms of a third-party project-finance package for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.
Part of the project-finance package would be used to refinance any drawdowns under the interim funding facility, outlined below, if funds from the interim facility have been required. With project financing secured, total resources available to finance the Oyu Tolgoi Project, including foreseen expansions and associated investments, would be up to $6.5 billion.
Rio Tinto committed to provide $1.8 billion interim funding facility to Ivanhoe Mines
Rio Tinto has committed to provide Ivanhoe Mines with an initial, non-revolving interim funding facility of $1.8 billion to sustain Oyu Tolgoi construction while a project-finance package is being negotiated. The interim facility will be drawn upon only after all the proceeds allocated for the development of Oyu Tolgoi from the rights offering and from the exercise of warrants have been utilized for the development of Oyu Tolgoi and if the project-finance package has not yet become available for disbursement. The interim facility will be on arm’s-length terms, with funds to be advanced to the project on a month-to-month basis, if and when required.
The function of the interim funding facility is to ensure that Ivanhoe Mines has the required financial resources to continue building the Oyu Tolgoi Project without interruption, even if there is an unexpected delay in securing the project-finance package. The interim funding facility, if drawn upon, is intended to be refinanced with funds to be provided under the project-finance package.
Rio Tinto to assume management of Oyu Tolgoi Project under agreement pending approval
Ivanhoe Mines and Rio Tinto reached agreement in 2010 on terms for a contract, subject to approval of the Oyu Tolgoi LLC board, under which Rio Tinto will assume the right to manage the Oyu Tolgoi Project. Rio Tinto, as Project Manager, will have full authority over the remaining construction, mining, production of concentrate and future smelting/refining, if any, including the appointment of senior management for the Oyu Tolgoi Project. The contract has not yet been submitted to the Oyu Tolgoi LLC board for consideration.
Ivanhoe Mines will continue to directly manage ongoing exploration on the Oyu Tolgoi licences outside the projected life-of-mine area. Budgets greater than $30 million a year (escalated for inflation) will require approval of the Rio Tinto Project Manager.

Ivanhoe Mines and Rio Tinto agreed to jointly establish a working group to study proposals for electrical power, infrastructure and smelting/refining for Oyu Tolgoi. The working group will consult with representatives of Erdenes MGL LLC (Erdenes) in developing proposals to be submitted to the Oyu Tolgoi LLC board. Erdenes is the wholly-state-owned company established by the Mongolian Government to hold its 34% equity interest in Oyu Tolgoi LLC.
Under the Shareholders’ Agreement, Ivanhoe Mines appoints six of the nine Oyu Tolgoi LLC directors. The other three directors are appointed by the Mongolian Government. Under the Ivanhoe Mines-Rio Tinto Heads of Agreement, Ivanhoe Mines will continue to select three of its six allocated directors and Rio Tinto will select the remaining three directors allocated to Ivanhoe Mines.
Critical mining and milling equipment acquired
In March 2010, Ivanhoe Mines used $195.4 million of the $241.1 million of proceeds received from the issue of 15 million common shares to Rio Tinto to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.
The equipment included principal components for the phase-one concentrator, including two, 38-foot-diameter, semi-autogenous grinding (SAG) mills, four ball mills, re-grind mills, crushers, motors, gearless drives, conveyors, flotation cells and the hoist and major components for the sinking of Shaft #2.
Much of the equipment originally was ordered by Ivanhoe Mines from various manufacturers during its negotiation of an Oyu Tolgoi Investment Agreement with the Mongolian Government. Ivanhoe Mines subsequently transferred ownership of the equipment to Rio Tinto in August 2008 under an agreement between the companies. Additional equipment also was acquired by Rio Tinto directly from suppliers. At the time, Ivanhoe Mines required funds for the ongoing development of Oyu Tolgoi. The equipment-sale agreement with Rio Tinto ensured that the procurement and delivery schedules for the critical, long-lead-time major mining and milling equipment were protected while Ivanhoe Mines and Rio Tinto worked with the Mongolian Government to conclude the Investment Agreement, which subsequently was signed in 2009.
Skills-training and community programs well advanced
The Oyu Tolgoi Project staffing strategy relies heavily on the utilization of Mongolian nationals being developed and trained during ongoing construction activities. In mid-March 2011, approximately 4,200 Mongolians were employed by the project. These construction employees will form the bulk of the eventual production workforce, particularly within the open-pit operations. For those areas requiring specialized skills, such as activities in the concentrator, specific five-year training programs have been established in conjunction with the Mongolian Ministry for Education that are designed to introduce world-class curricula and technology to vocational training schools and universities.
Principal community development activities in 2010 included:
•	Release of the Community Health, Safety and Security Program and a Health Impact Assessment Report for local communities.

•	Ongoing establishment of the Oyu Tolgoi Cultural Heritage Program, including formation of an advisory board.

•	Reviews of local regional planning and infrastructure, and formation of the South Gobi Regional Development Council.

•	Local procurement activities to identify and develop small-, medium- and large-sized businesses with capacities to support Oyu Tolgoi and surrounding communities.

•	Development of a participatory environmental monitoring program focusing on water management and pasture-land conservation, with the assistance of local communities.
EXPLORATION
Less than half of Oyu Tolgoi mineralized trend has been extensively drill tested
New copper-molybdenum-gold zone discovered on Ivanhoe-BHP Billiton joint venture licence
In March 2011, Ivanhoe Mines announced that Ivanhoe Mines and BHP Billiton Ltd. have discovered a new zone of shallow copper-molybdenum-gold mineralization approximately 10 kilometres north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi mineralized system by an additional three kilometres to the north, to a total of more than 23 kilometres.
Ulaan Khud North is located on a 19,625-hectare exploration licence that is part of Ivanhoe Mines’ joint-venture partnership with BHP Billiton, formed in 2005. BHP Billiton has earned a 50% interest in the joint venture, which includes the Ulaan Khud North property, by spending $8 million in exploration costs and conducting an airborne survey using BHP Billiton’s proprietary FalconTM gravity gradiometer system over the Oyu Tolgoi area.
Twenty-five drill holes totalling 6,561 metres, ranging in depth from 182 metres to 377 metres, defined the new zone of shallow porphyry copper mineralization over an area of 600 metres by 300 metres. Most of the holes are vertical and were drilled on a 100-metre-square grid. The mineralized zone starts beneath 60 to 80 metres of Cretaceous clay and gravels, indicative of a near-surface deposit with open-pit mining potential. Ivanhoe Mines’ geologists believe that the near-surface copper mineralization discovered to date at Ulaan Khud North may be part of a much larger deposit.
The Ulaan Khud North property adjoins the Shivee Tolgoi Entrée Gold—Ivanhoe Mines joint venture property.
A Pre-Mining Agreement for the Ulaan Khud North licence was received from the Government of Mongolia. It specifies that Ivanhoe Mines and BHP Billiton have three years to conduct additional exploration, complete an environmental impact study, prepare a final feasibility study and gain approval for the design for the project. The agreement also specifies that a Technical and Economical Study to mine the deposit is required to be delivered to the Mineral Resources Authority of Mongolia (MRAM) by June 30, 2013.
Additional 5,000 metres of underground drilling and 27,000 metres of exploration drilling in 2010
During 2010, Ivanhoe Mines completed another extensive drilling program on the Oyu Tolgoi Project comprised of 6,196 metres of surface resource geology drilling (including geotechnical and mine-development investigation holes); 5,011 metres of underground geotechnical drilling; 8,392 metres of condemnation drilling; and 27,840 metres of exploration drilling.
Of the exploration drilling, 16,152 metres were completed at the Heruga North Zone in six holes drilled in three, 300-metre-spaced sections stepping out to the southwest toward the Heruga Deposit from the original discovery hole at Heruga North (OTD1487). This drilling included seven wedges to increase the spread of the deep drilling. Holes on all sections intersected significant copper and gold mineralization. Although the overall limits of the Heruga North system have yet to be defined, an approximate 2.5-kilometre northeast-trending corridor, from the Heruga Deposit in the south to the Solongo Fault in the north, is potentially mineralized over a height of at least 700 metres and width of up to 700 metres.

Deep drilling also is ongoing approximately 800 metres north of the Hugo North Deposit, where previous drill holes intersected weak mineralization at the top of the Oyu Tolgoi Trend. To date, 4,347 metres have been drilled in the EGD147 section, consisting of one main hole and two daughter holes.
At the Javkhlant I induced-polarization (IP) anomaly at the southern-most end of the Oyu Tolgoi Trend, 2,729 metres of diamond drilling were completed. Hole EJD0035A intersected 24 metres of 1.14% copper from a down-hole depth of 1,426 metres, within a thick, advanced, argilically-altered sequence comparable to the sequence intersected at the top of the Hugo Dummett Deposit.
Less than half of the mineralized trend at Oyu Tolgoi has been extensively drill-tested to date. An ongoing exploration program using a proprietary, IP technology was successfully completed along the entire trend during 2010. Detailed evaluation of the data is expected to identify and refine further targets.
MONGOLIA
SOUTHGOBI RESOURCES (57% owned)
Ongoing expansion of SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi continues to mine and sell coal produced at its Ovoot Tolgoi Mine in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
In 2010, SouthGobi had sales of 2.5 million tonnes at an average realized price of approximately $35 per tonne. This was an improvement over the 1.3 million tonnes sold in 2009 at an average realized selling price of $29 per tonne. Revenue increased from $36.0 million in 2009 to $79.8 million in 2010 due to the higher sales volume and a higher realized average price.
Cost of sales was $94.8 million in 2010, compared to $29.4 million for 2009. The increase primarily was due to the increased sales volume, increased cash costs and the impairment of the raw, higher-ash coal stockpiles in Q3’10. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs.
Global equity offering raised C$459.0 million in conjunction with Hong Kong listing
On January 29, 2010, SouthGobi closed a global equity offering of 27.0 million common shares at a price of C$17.00 per common share, for gross proceeds of C$459.0 million.
In conjunction with the closing of the global equity offering, SouthGobi commenced trading on the Main Board of the Hong Kong Stock Exchange under the symbol HK: 1878.
China Investment Corporation converted $250.0 million of its convertible debenture
On March 29, 2010, a wholly-owned subsidiary of China Investment Corporation (CIC), at SouthGobi’s request, converted $250.0 million of its convertible debenture into common shares of SouthGobi at a conversion price of C$11.88 per share. As a result of the conversion, Ivanhoe Mines’ ownership interest in SouthGobi was reduced to approximately 57%.

AUSTRALIA
IVANHOE AUSTRALIA (62% owned)
Ivanhoe Australia incurred exploration expenses of $73.8 million in 2010, compared to $41.5 million in 2009. The increase was largely related to costs incurred for the Merlin molybdenum and rhenium project pre-feasibility study and the commencement of the decline to access the Merlin Deposit.
The company’s key projects, all situated on granted Mining Leases, are Merlin, Osborne, Mount Dore and Mount Elliott. During 2010, work focused on acquisition of the Osborne Complex, the completion of the equity raising, the pre-feasibility study of the Merlin molybdenum and rhenium project and work on the decline to access the Merlin Deposit.
Strategic acquisition of Osborne Complex completed
On September 30, 2010, Ivanhoe Australia completed the strategic acquisition of the Osborne Complex, which includes a two-million-tonne per annum concentrator, infrastructure and tenements. Osborne is a significant purchase for Ivanhoe Australia. It is advancing the company’s plans for molybdenum and rhenium production and providing an opportunity for supplementary copper and gold production. Importantly, the integration of the Osborne Complex has the potential to elevate Ivanhoe Australia to producer status in 2012, well ahead of previous plans.
Consideration for the acquisition of the Osborne Complex consisted of A$17.2 million in cash; a 2% Net Smelter Return royalty capped at A$15.0 million from ore extracted only from the Osborne tenements; and the assumption of all site environmental obligations, including the provision of an EPA Financial Assurance of A$18.4 million (discounted).
A$269 million equity raising completed in 2010
In September 2010, Ivanhoe Australia completed its accelerated, non-renounceable, pro rata entitlement offer, raising gross proceeds of approximately A$269 million. The entitlement offer was well supported by Ivanhoe Australia’s current international institutional shareholders, while also attracting a large number of new domestic investors.
The shares offered under the entitlement offer consisted of one ordinary share and one-half of one option, with each full option entitling the holder to acquire one Ivanhoe Australia ordinary share until September 20, 2011, at a price of A$3.38. A total of 46,729,404 options were issued under the entitlement offer, which could raise a further A$158 million.
Secondary listing gained on the Toronto Stock Exchange
On November 12, 2010, Ivanhoe Australia’s common shares began trading on the Toronto Stock Exchange (TSX). There was no equity offering as part of the TSX Listing. The dual listing enhances Ivanhoe Australia’s access to the international pool of resource investors.
Underground decline roadway to access Merlin molybdenum and rhenium well underway
The Merlin Deposit is the lower-most mineralized zone in the Mount Dore Deposit, starting near the surface and dipping east at between 45 and 55 degrees. To date, the deposit has been intersected to approximately 500 metres down-dip. The overall mineralized zone at Merlin has an average true thickness of approximately 20 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes. The mineralization thins to the north, where it also has been noted that the copper, zinc and gold content increases. To the south, the mineralization flattens and pinches out. The high-grade Little Wizard Zone represents the southern-most extent of molybdenum mineralization of economic interest found to date.

Construction of the Merlin underground access decline began in Q3’10; the box cut was completed and the first blast for the decline portal was on December 6, 2010. To date, the decline has advanced 579 metres. It is expected that the decline will be adjacent to the Little Wizard Deposit by Q4’11.
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
In March 2010, Ivanhoe Mines increased its interest from 49% to 50% in Altynalmas Gold, the company that holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. Altynalmas Gold is proceeding to advance the development of the Kyzyl Gold Project following the successful completion of the pre-feasibility study in Q3’10.
The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.
Kyzyl Project feasibility study proceeding on schedule
The definitive feasibility study on the Bakyrchik Deposit began in September 2010 and is expected to be completed in Q2’11. The feasibility study is being conducted in conjunction with detailed engineering work. Tender requests have been circulated for the fabrication of long-lead items, including an oxygen plant and dry-grinding mill. Procurement of long-lead items is expected to begin during Q2’11. Altynalmas expects to begin construction of a 1.5-million-tonne per year fluidized-bed roasting plant to process the project’s refractory ores in 2011.
Altynalmas Gold is investigating financing options for the Kyzyl Gold Project that include, but are not limited to, an initial public offering, strategic investors, project financing or continued financing from existing shareholders.
OTHER DEVELOPMENTS
Highly successful strategic rights offering completed in 2011
In February 2011, Ivanhoe Mines closed its strategic rights offering in which all existing shareholders, subject to applicable law, were able to participate on a pro rata basis in purchasing additional common shares. The offering generated $1.18 billion in gross proceeds, to be used primarily to advance development of the Oyu Tolgoi Project.
Upon the closing of the rights offering, Ivanhoe Mines issued a total of 84.9 million common shares, which represented 99.5% of the maximum number of common shares that were available under the rights offering.
Ivanhoe Mines’ Chairman and CEO Robert Friedland and Rio Tinto, the two largest shareholders in Ivanhoe Mines, exercised all of their respective rights that were issued to them in the rights offering. Mr. Friedland also purchased an additional 1.5 million rights on the open market and exercised them to acquire additional common shares. Mr. Friedland’s ownership stake in Ivanhoe Mines now is 15.5%.
Rio Tinto’s ownership stake in Ivanhoe Mines increased from 19.7% to 42.1%

Rio Tinto, through a series of transactions, increased its investment in Ivanhoe Mines from 19.7% at the start of 2010 to 42.1% in early 2011.
In March 2010, Ivanhoe Mines issued 15.0 million common shares to Rio Tinto at C$16.31 per share for total proceeds of C$244.7 million ($241.1 million). Ivanhoe Mines used C$198.2 million ($195.4 million) of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project. With this transaction, Rio Tinto increased its ownership in Ivanhoe Mines from 19.7% to 22.4%.
In June 2010, Rio Tinto exercised its 46.0 million Series A warrants four months ahead of schedule and Ivanhoe Mines issued 46.0 million common shares to Rio Tinto at $8.54 per share, for total proceeds of $393.1 million. This transaction increased Rio Tinto’s ownership in Ivanhoe Mines to approximately 29.6%.
In September 2010, Ivanhoe Mines issued 40.1 million common shares to Rio Tinto upon the conversion of Rio Tinto’s maturing convertible credit facility. The convertible credit facility’s $350 million outstanding principal, plus accrued interest of $50.8 million, was converted at a price of $10.00 per common share. In October 2010, a further 0.7 million common shares were issued to Rio Tinto upon its exercise of the first series of anti-dilution warrants granted to Rio Tinto under Rio Tinto’s private-placement agreement with Ivanhoe Mines. Each anti-dilution warrant entitled Rio Tinto to acquire one common share in exchange for the payment of C$3.15. With these transactions, Rio Tinto increased its ownership in Ivanhoe Mines to approximately 34.9%.
In December 2010, as part of the Heads of Agreement with Ivanhoe Mines, Rio Tinto exercised $300 million worth of its Series B warrants. The $300 million payment, covering the purchase of 33.8 million shares each priced at $8.88, was received approximately 10 months ahead of the scheduled October 2011 expiry of the Series B warrants.
Rio Tinto, also as part of the Heads of Agreement, committed to complete the exercise of its remaining Series B warrants by their scheduled October 2011 expiry, which would result in a total payment to Ivanhoe Mines of approximately $120 million.
In addition, Rio Tinto committed to exercise its entire allotment of Series C warrants, progressively as required, by January 2012 — at least nine months ahead of their scheduled expiry. This would provide payments to Ivanhoe Mines totalling approximately $380 million.
The exercise of $300 million worth of Series B warrants, and the direct purchases of 10 million Ivanhoe Mines shares from Mr. Friedland and 11.5 million from Citibank, increased Rio Tinto’s ownership stake in Ivanhoe Mines to approximately 42.1% by early February 2011.
Since October 2006, Rio Tinto has acquired shares, exercised warrants, converted a debt facility and sold equipment amounting to a combined investment of approximately $3.0 billion in Ivanhoe Mines.
The Heads of Agreement established a firm cap of 49% on the maximum interest in Ivanhoe Mines that Rio Tinto may achieve through the exercise of all warrants, the exercise of the right to subscribe, from time to time, for additional Ivanhoe shares and permitted open-market purchases of common shares. In addition, the expiry of the standstill limitation, including the firm 49% cap, has been extended for three months, from October 18, 2011, to January 18, 2012.
The original standstill provision of the 2006 private-placement agreement between Ivanhoe Mines and Rio Tinto, as subsequently amended, had limited Rio Tinto’s ownership to a maximum interest of 46.6% in Ivanhoe Mines until October 2011.

Executive changes include establishment of Office of the Chairman to evaluate strategic initiatives
On October 18, 2010, Ivanhoe Mines announced that Executive Chairman Robert Friedland was re-assuming the duties and title of Chief Executive Officer in a series of organizational changes that established the Office of the Chairman as part of an ongoing commitment to maximize shareholder value. Mr. Friedland previously had served as Chief Executive Officer of Ivanhoe Mines for 10 years, from the Company’s founding until 2006.
The Office of the Chairman was joined by Peter Meredith, Ivanhoe Mines’ Deputy Chairman for the past four years and former Chief Financial Officer, and Sam Riggall, now Ivanhoe Mines’ Executive Vice President, Business Development and Strategic Planning, and formerly Executive Vice President of Ivanhoe Australia. Mr. Riggall previously worked at Rio Tinto for more than a decade in a variety of roles covering project generation and evaluation, business development and capital market transactions. He has significant experience working in many parts of the world, where he managed a number of government negotiations over mine development projects. Mr. Riggall also is a Director of Oyu Tolgoi LLC.
The Office of the Chairman is leading the assessment of potential strategic initiatives and directing any necessary negotiations to create and enhance value for shareholders. The Office of the Chairman also assumed responsibilities within Ivanhoe Mines related to the development of other subsidiary interests, including SouthGobi Resources, Ivanhoe Australia and Altynalmas Gold.
In February 2011, Kjeld Thygesen and John Macken relinquished their seats on the Ivanhoe Mines board to create vacancies for two Rio Tinto appointees. Mr. Macken will continue as a board member of each of Ivanhoe Mines’ three principal subsidiaries, SouthGobi Resources, Ivanhoe Australia and Altynalmas Gold.
Mr. Thygesen, Managing Director of London-based Lion Resource Advisors, completed 10 years of service on the Ivanhoe Mines’ board. Ivanhoe Mines is grateful for the knowledge and experience that he brought to the board table and for the contributions he has made to the Company’s successes.
Corporate governance measures provide assurance of independence
As part of the December 2010 Heads of Agreement, Rio Tinto committed to not seek representation on the Ivanhoe Mines board in excess of its proportional ownership in Ivanhoe Mines until the standstill covenant expires in January 2012. Rio Tinto further committed to maintain a majority of independent directors on the Ivanhoe Mines board until January 2014. One incumbent director selected by Ivanhoe Mines senior management, and two incumbent directors selected by Mr. Friedland — on condition that Mr. Friedland continues to own at least 10% of Ivanhoe — will remain directors on the Ivanhoe board until January 2014. The board believes that this assurance of independence will enable it to continue its assessment of strategic initiatives to maximize value for all shareholders.
To help maintain the highest standard of corporate governance, David Huberman, the lead independent director on the Ivanhoe Mines board, will be nominated to assume the title and responsibilities of Chairman of the Board following Ivanhoe Mines’ next annual general meeting to be held in May 2011. Mr. Friedland then will continue as Chief Executive Officer and as a director on the Ivanhoe Mines board.

Appointment of additional directors
During 2010, Ivanhoe Mines announced that the company’s Board of Directors had been joined by Rio Tinto appointees Tracy Stevenson, Michael Gordon, Dan Westbrook and Robert Holland III. Under the terms of the October 2006 private-placement agreement between Rio Tinto and Ivanhoe Mines, Rio Tinto is entitled to nominate a proportionate share of members to the Ivanhoe Mines Board of Directors, based on Rio Tinto’s shareholding in Ivanhoe Mines.
In February 2011, Ivanhoe Mines announced that Andrew Harding and Kay Priestly, senior executives of Rio Tinto’s copper division, also had been appointed to the Ivanhoe Mines Board of Directors. Their appointments increased to six the number of Rio Tinto appointees presently on the 14-member Ivanhoe Mines board.
REVIEW OF OPERATIONS
In 2010, Ivanhoe Mines recorded a net loss of $211.5 million ($0.42 per share) compared to a net loss of $280.2 million ($0.69 per share) in 2009, representing a decrease of $68.7 million. Results for 2010 mainly were affected by $218.6 million in exploration expenses, $94.8 million in cost of sales, $84.4 million in general and administrative expenses, $32.8 million in interest expense, $154.3 million in loss on conversion of convertible credit facility and $42.7 million in share of loss of significantly influenced investees. These amounts were offset by coal revenue of $79.8 million, $16.6 million in interest income, $8.7 million in mainly unrealized foreign exchange gains, a $135.7 million change in the fair value of a derivative and a $100.6 million change in the fair value of embedded derivatives.
Exploration expenses of $218.6 million in 2010 increased $41.5 million from $177.1 million in 2009. Exploration expenses included $134.5 million spent in Mongolia ($130.9 million in 2009), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $73.8 million incurred by Ivanhoe Australia ($41.5 million in 2009). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.
Ivanhoe Mines’ cash position, on a consolidated basis at December 31, 2010, was $1.3 billion. As at March 28, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.9 billion.
QUALIFIED PERSON
Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Stephen Torr, P. Geo, an employee of Ivanhoe Mines and a “qualified person” as that term is defined in NI 43-101.
SELECTED ANNUAL FINANCIAL INFORMATION
This selected financial information is in accordance with U.S. GAAP as presented in the annual consolidated financial statements.

	Years ended December 31,
($ in millions of U.S. dollars, except per share information)	2010	2009	2008
Revenue	$79.8	$36.0	$3.1
Exploration expenses	(218.6)	(177.1)	(250.6)
General and administrative	(84.4)	(45.8)	(27.5)
Foreign exchange gains (losses)	8.7	34.1	(62.9)
Gain on sale of long-term investment and note receivable	—	1.4	201.4
Change in fair value of derivative	135.7	—	—
Change in fair value of embedded derivatives	100.6	(45.0)	—
Loss on conversion of convertible credit facility	(154.3)	—	—
Write-down of carrying value of long-term investments	(0.5)	—	(7.1)
Write-down of carrying value of other long-term investments	—	—	(18.0)

Net loss from continuing operations	$(218.1)	$(276.6)	$(208.4)
Net (loss) income from discontinued operations	6.6	(3.6)	24.3

Net loss	$(211.5)	$(280.2)	$(184.1)

Net loss per share from continuing operations	$(0.43)	$(0.68)	$(0.52)
Net (loss) income per share from discontinued operations	0.01	(0.01)	0.06

Net loss per share	$(0.42)	$(0.69)	$(0.46)

Total assets	$3,218.4	$1,534.7	$742.2

Total long-term financial liabilities	$302.4	$583.0	$354.4

Ivanhoe Mines’ results for the year ended December 31, 2010, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Copies of Ivanhoe Mines’ 2010 Annual Report containing the audited financial statements, and Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) will be available at www.ivanhoemines.com on the Financial and Technical Reports page under the Investors section. Copies of the company’s Annual Information Form and 40F also will be available at the same site on March 31, 2011.
Shareholders also may request a hard copy of the Annual Report free of charge by contacting our investor relations department by phone at +1-604-688-5755 or by email at info@ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com
FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the estimated commencement of pre-stripping of the Southern Oyu open pit deposits; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the estimated schedule to bring the Oyu Tolgoi Project into initial production and commercial production; statements related to the anticipated capital costs of the Oyu Tolgoi Project; the expected timing of production from the first lift of the Hugo North block-cave mine; possible expansion scenarios for the Oyu Tolgoi Project; the commencement of construction of the water pipeline, paved road and electrical transmission power line to the Oyu Tolgoi Project; completion of the pouring of concrete for the pebble crushing building and erection of structural steel for the concentrator building at the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; the ability of Ivanhoe Mines to arrange acceptable financing commitments for the Oyu Tolgoi Project and the timing of such commitments, including the debt-finance package contemplated by the Heads of Agreement with Rio Tinto; implementation of the Oyu Tolgoi Project’s training and development strategy; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, Mongolia; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Project; the anticipated timing of payback of capital invested in the Ovoot Tolgoi Coal Project; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; statements respecting the implementation of the transactions contemplated by the Heads of Agreement with Rio Tinto; the impact of arbitration proceedings with Rio Tinto; the statements concerning the timing of commencement of commercial operation and operating capacity of the Ceke to Linhe railway line; the statement that the integration of the Osborne Complex has the potential to elevate Ivanhoe Australia to producer status by 2012; the statements concerning the timing of the Merlin pre-feasibility study and the receipt of applicable environmental permitting; the statements that Altynalmas Gold’s definitive feasibility study is expected to be completed in late Q2’11 and that it will commence construction during 2011 on a roasting plant to process refractory ore; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 28, 2011	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary